TSX, NYSE – HBM
2016 No. 8

Hudbay Announces First Quarter 2016 Results

Toronto, Ontario, April 28, 2016 – HudBay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE:HBM) today released its first quarter 2016 financial results. All amounts are in US dollars, unless otherwise noted.

Summary:

•	Over 150% growth in copper production compared to the first quarter of 2015
•

Continued ongoing cost reduction efforts and economies of scale resulting in consolidated cash cost, net of by-product credits, of $1.15 per pound and all-in sustaining cash cost, net of by-product credits, of $1.80 per pound[1]

•	Operating cash flow before changes in non-cash working capital increased to $71.9 million, or $0.31 per share, from $16.9 million, or $0.07 per share, in the first quarter of 2015[1]
•	Planned replacement of trunnions on one of the two Constancia grinding circuits completed ahead of schedule during March 2016 and both circuits now operating at full capacity

The net loss and loss per share in the first quarter of 2016 were $15.8 million and $0.07, respectively, compared to a net loss and loss per share of $19.8 million and $0.08, respectively, in the first quarter of 2015. The current period’s loss reflects $23.0 million in interest expense that is no longer capitalized following the achievement of commercial production at Constancia on April 30, 2015.

“Since achieving commercial production last year, Constancia’s operating performance, coupled with our stable Manitoba operations, have enabled us to generate increasing cash flows, despite the sharp declines in metals prices,” said Alan Hair, president and chief executive officer. “Based on our operating and cost performance to date, we are on track to meet the cost reduction targets of over $100 million we announced last quarter, as well as our production, operating and capital cost guidance.”

Notwithstanding lower metals prices, revenues nearly doubled in the first quarter of 2016 to $253.6 million, $124.9 million higher than the same period in 2015. This increase was primarily due to higher sales volumes compared to the first quarter of 2015 as a result of commercial production being achieved at Constancia. Higher sales volumes were partially offset by lower prices for copper and zinc.

As a result of the ramp-up of production at Constancia and ongoing cost reduction initiatives, consolidated cash cost, net of by-product credits, declined to $1.15 per pound in the first quarter of 2016 from $1.44 per pound in the first

_______________________________________
1 Cash cost and all-in sustaining cash cost, net of by-product credits, per pound of copper produced, operating cash flow before changes in non-cash working capital, and operating cash flow per share are not recognized under IFRS. For a detailed description of each of these non-IFRS financial performance measures used in this news release, please see the discussion under “Non-IFRS Financial Performance Measures” beginning on page 5 of this news release.

TSX, NYSE – HBM
2016 No. 8

quarter of 2015. Similarly, incorporating sustaining capital, royalties and corporate general and administrative (“G&A”) costs, consolidated all-in sustaining cash cost, net of by-product credits, declined to $1.80 per pound in the first quarter of 2016 from $2.67 per pound in the first quarter of 2015.

In the first quarter of 2016, operating cash flow before change in non-cash working capital increased to $71.9 million from $16.9 million in the first quarter of 2015. The increase in sales volumes and associated economies of scale more than offset the sharp decline in realized sales prices of copper and zinc metals compared to the same quarter last year.

The cost reduction initiatives announced on February 24, 2016 are on track to meet Hudbay’s targets for 2016. Based on these efforts and operating results to date, the company expects to meet all of its production, operating and capital cost guidance.

As at March 31, 2016, Hudbay had total liquidity of approximately $190.1 million, including $85.7 million in cash and cash equivalents, as well as availability under the company’s secured credit facilities. Liquidity at March 31, 2016 is net of the semi-annual interest payment of $43.7 million on Hudbay’s senior unsecured notes. Liquidity is expected to increase over the balance of 2016 at current metals prices as the company generates free cash flow from its operations at full production, benefits from ongoing cost reduction initiatives, and collects refundable Peruvian sales tax receivables.

Financial Condition ($000s)	Mar. 31, 2016	Dec. 31, 2015
Cash and cash equivalents	85,717	53,852
Working capital	117,323	57,613
Total assets	4,566,736	4,479,585
Total long-term debt	1,313,222	1,274,880
Equity	1,770,830	1,787,290

TSX, NYSE – HBM
2016 No. 8

		Three Months Ended March 31
		2016	2015
Financial Performance
($000s except per share and cash cost amounts)
Revenue		253,625	128,713
Loss before tax		(16,888)	(11,480)
Basic and diluted loss per share		(0.07)	(0.08)
Loss for the period		(15,788)	(19,837)
Operating cash flow before change in non-cash working capital[1]		71,889	16,900
Operating cash flow per share[1]		0.31	0.07
Cash cost per pound of copper produced, net of by-product credits[1]		1.15	1.44
All-in sustaining cash cost per pound of copper produced, net of by-product credits[1]		1.80	2.67
Production
Contained metal in concentrate[2]
Copper	tonnes	38,879	15,008
Gold	oz	27,245	23,676
Silver	oz	722,916	310,867
Zinc	tonnes	23,376	22,906
Metal Sold
Payable metal in concentrate
Copper	tonnes	41,919	10,995
Gold	oz	17,717	12,350
Silver	oz	774,309	100,317
Refined zinc	tonnes	25,420	23,779

1Operating cash flow before change in non-cash working capital, operating cash flow per share, cash cost and all-in sustaining cash cost, net of by-product credits, per pound of copper produced are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see page 5 of this news release.
2Includes pre-commercial production volumes.

Peru Operations Review

During the first quarter of 2016, Constancia mining operations continued as planned and cost optimization is underway. Ore milled decreased to 6.2 million tonnes from 7.4 million tonnes in the fourth quarter of 2015 due to lower mill capacity during the replacement of the trunnions on one of the grinding circuits. The average milled copper grade was 0.57% in the first quarter of 2016, compared to 0.63% in the fourth quarter of 2015.

The planned replacement of the damaged trunnions at the Constancia mill was completed without incident and ahead of schedule in late March 2016. The downtime was approximately five weeks, compared to the six to eight weeks originally planned, during which time the other grinding circuit continued to operate at full capacity with good throughput and recoveries. Both circuits have since ramped up to full capacity.

Optimization of plant performance remains the primary focus for Constancia. Recoveries have improved as the metallurgy associated with the varying ore types is better understood. The total copper recovery in the first quarter of 2016 was 81.8%, compared to 79.8% in the fourth quarter of 2015.

Combined mine, mill and G&A unit operating costs of $7.76 per tonne were within guidance expectations for 2016, notwithstanding the reduced throughput associated with the replacement of the trunnions. Cash cost and sustaining cash cost, net of by-product credits2, for Constancia was $1.15 per pound and $1.49 per pound, respectively, in the first quarter of 2016. Sustaining cash costs reflected seasonally low spending on capitalized civil earthworks offset by reduced mill throughput during the grinding circuit repairs.

TSX, NYSE – HBM
2016 No. 8

Concentrate inventory levels in Peru were maintained at normal working levels during the first quarter of 2016 as a result of the improved trucking capacity implemented in 2015 and reduced port congestion. The ongoing port expansion at Matarani is expected to be completed by June 2016, which will improve access to Hudbay’s designated pier.

Manitoba Operations Review

Ore mined at Hudbay’s Manitoba mines for the first quarter of 2016 increased by 12% compared to the same period in 2015 as a result of increased production at the company’s Lalor and 777 mines. Copper, zinc, gold and silver grades in the first quarter of 2016 were lower than the first quarter of 2015. 777 grades were in line with mine plan expectations, and Lalor zinc grades were lower due to stope sequencing.

Ore processed in Flin Flon in the first quarter of 2016 was 8% lower than the same period in 2015 as a result of unscheduled maintenance, with the shortfall expected to be made up over the balance of 2016. Copper, zinc and silver recoveries at the Flin Flon concentrator were generally consistent in the first quarter of 2016 compared to the same period in 2015. Gold recovery at the Flin Flon concentrator was 7% lower in the first quarter of 2016 compared to the first quarter of 2015 due to lower gold head grades. Ore processed in Snow Lake in the first quarter of 2016 was 47% higher than the same period in 2015 as a result of higher production at the Lalor mine. Copper, gold and silver recoveries at the Snow Lake concentrator were lower in the first quarter of 2016 compared to the same period in 2015 by 3%, 7% and 9%, respectively, as a result of lower grades.

Manitoba combined mine, mill and G&A unit operating costs in the first quarter of 2016 were 4% lower than in the same period in 2015 as a result of higher overall production and cost containment measures.

For the first quarter of 2016, overall Manitoba production of zinc, gold and silver remained fairly consistent compared to the same period in 2015, as higher ore throughput was offset by lower mine grades. Copper production decreased by 11% as a result of lower production from the Flin Flon concentrator and lower copper head grades from 777 and Lalor.

In Manitoba, cash cost, net of by-product credits, in the first quarter of 2016 was $1.14 per pound, a decrease of $0.30 per pound compared to the same period of 2015. The decrease is largely the effect of foreign exchange on Canadian dollar denominated costs. This was partially offset by increased costs as a result of increased production at the Lalor mine and decreased zinc by-product credits as a result of declining zinc prices compared to the same period in 2015. The Manitoba sustaining cash cost, net of by-product credits, of $2.32 per pound was affected by higher sustaining capital costs in the first quarter of 2016, due to exploration drilling and development at Lalor, and mine equipment rebuilds and purchases. Manitoba sustaining capital is expected to be lower in future quarters in 2016.

______________________________________
2 Cash cost and sustaining cash cost, net of by-product credits, per pound of copper produced are not recognized under IFRS. For a detailed description of each of these non-IFRS financial performance measures used in this news release, please see the discussion under “Non-IFRS Financial Performance Measures” beginning on page 5 of this news release.

TSX, NYSE – HBM
2016 No. 8

Credit Facility Amendments

On March 30, 2016, Hudbay amended its two secured credit facilities to consolidate the lender groups and restructure the two facilities to provide, among other things, more flexible financial covenants. The $300 million corporate revolving credit facility (the “Canada Facility”) is secured by the Manitoba assets and the $200 million Peru revolving credit facility (together with the Canada Facility, the “Facilities”) is secured by the Peru assets. Hudbay has the option to seek additional lender commitments to increase the maximum available amount under the Canada Facility to $350 million. The Facilities, which are not cross-collateralized, mature on March 30, 2019.

Non-IFRS Financial Performance Measures

Operating cash flow before change in non-cash working capital and operating cash flow per share are included in this news release because the company believes that they help investors and management to evaluate changes in cash flow generated from the various operations while, in the case of operating cash flow per share, taking into account changes in shares outstanding. Cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced are shown because the company believes they help investors and management assess the performance of the company’s operations, including the margin generated by the operations and the company. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. For further details on these measures, including reconciliations to the most comparable IFRS measures, please refer to page 29 of Hudbay's management’s discussion and analysis for the three months ended March 31, 2016 available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Hudbay’s calculation of cash cost per pound of copper produced (“cash cost”) designates copper as its primary metal of production as it has been, and is expected to be, the largest component of revenues. The calculation is presented in four manners:

•

Cash cost, before by-product credits – This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of copper produced, Hudbay’s primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by- product metals. It is, however, significantly affected by the relative mix of copper concentrate and finished zinc production, and an increase in production of zinc metal will tend to result in an increase in cash cost under this measure.

•

Cash cost, net of by-product credits – In order to calculate the net cost to produce and sell copper, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than copper. The by-product revenues from zinc, gold and silver are significant and are integral to the economics of Hudbay’s operations. The economics that support Hudbay’s decision to produce and sell copper would be different if the company did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum copper price consistent with positive operating cash flows and operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure Hudbay’s operating performance versus that of its competitors. However, it is important to understand that if by- product metal prices decline alongside copper prices, the cash cost net of by-product credits would increase, requiring a higher copper price than that reported to maintain positive cash flows and operating margins.

TSX, NYSE – HBM
2016 No. 8

•

Sustaining cash cost, net of by-product credits – This measure is an extension of cash cost that includes sustaining capital expenditures and net smelter returns royalties. It provides a more fulsome measurement of the cost of sustaining production than cash cost, which is focused on operating costs only and does not include corporate G&A.

•

All-in sustaining cash cost, net of by-product credits – This measure is an extension of sustaining cash cost that includes corporate G&A. Due to the inclusion of corporate G&A, all-in sustaining cash cost is presented on a consolidated basis only.

The table below presents a summary of cash cost and sustaining cash cost, net of by-products credits, by business unit in addition to consolidated all-in sustaining cash cost, net of by-product credits, for the three months ended March 31, 2016 and 2015. Totals may not add up correctly due to rounding.

	Peru		Manitoba		Consolidated
(In $ per pound of copper produced1 )		Three Months Ended March 31
	2016	2015	2016	2015	2016	2015
Cash cost, before by-product credits	1.27	-	3.90	4.12	1.93	4.12
By-product credits	(0.12)	-	(2.76)	(2.68)	(0.78)	(2.68)
Cash cost, net of by-product credits	1.15	-	1.14	1.44	1.15	1.44
Sustaining capital expenditures	0.32	-	1.12	0.78	0.52	0.78
Royalties	0.03	-	0.06	0.05	0.04	0.05
Sustaining cash cost, net of by-product credits	1.49	-	2.32	2.27	1.70	2.27
Corporate G&A	-	-	-	-	0.10	0.39
All-in sustaining cash cost, net of by-product credits	-	-	-	-	1.80	2.67

1 Contained copper in concentrate.

TSX, NYSE – HBM
2016 No. 8

Website Links

Hudbay:

www.hudbayminerals.com

Management’s Discussion and Analysis:

http://www.hudbayminerals.com/files/doc_financials/2016/Q1/Q1MDA16.pdf

Financial Statements:

http://www.hudbayminerals.com/files/doc_financials/2016/Q1/Q1FS16.pdf

Conference Call and Webcast

Date:	Friday, April 29, 2016

Time:	10 a.m. ET

Webcast:	www.hudbayminerals.com

Dial in:	416-849-1847 or 1-866-530-1554

Replay:	647-436-0148 or 1-888-203-1112

Replay Passcode:	5000396#

The conference call replay will be available until 1 p.m. (Eastern Time) on May 6, 2016. An archived audio webcast of the call also will be available on Hudbay's website.

Qualified Person

The technical and scientific information in this news release related to the Constancia mine has been approved by Cashel Meagher, P. Geo, Hudbay’s Senior Vice President and Chief Operating Officer. The technical and scientific information related to all other sites and projects contained in this news release has been approved by Robert Carter, P. Eng, Hudbay’s Director, Business Development and Technical Services at the Manitoba Business Unit. Messrs. Meagher and Carter are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the Technical Reports for the company’s material properties as filed by Hudbay on SEDAR at www.sedar.com.

TSX, NYSE – HBM
2016 No. 8

Forward-Looking Information

This news release contains "forward-looking statements" and "forward-looking information" (collectively, "forward-looking information") within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance, including anticipated capital and operating cost savings, anticipated production at Hudbay’s mines and processing facilities, events that may affect its operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by Hudbay at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay identified and were applied by the company in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

•	the success of mining, processing, exploration and development activities;
•	the success of Hudbay’s cost reduction initiatives;
•	the accuracy of geological, mining and metallurgical estimates;
•	anticipated metals prices and the costs of production;
•	the supply and demand for metals that Hudbay produces;
•	the supply and availability of concentrate for Hudbay’s processing facilities;
•	the supply and availability of third party processing facilities for Hudbay’s concentrate;
•	the supply and availability of all forms of energy and fuels at reasonable prices;
•	the availability of transportation services at reasonable prices;
•	no significant unanticipated operational or technical difficulties;
•	the execution of Hudbay’s business and growth strategies, including the success of its strategic investments and initiatives;
•	the availability of additional financing, if needed;
•	the ability to complete project targets on time and on budget and other events that may affect Hudbay’s ability to develop its projects;
•	the timing and receipt of various regulatory and governmental approvals;
•	the availability of personnel for Hudbay’s exploration, development and operational projects and ongoing employee relations;
•	the ability to secure required land rights to develop the Pampacancha deposit;

TSX, NYSE – HBM
2016 No. 8

•

maintaining good relations with the communities in which Hudbay operates, including the communities surrounding its Constancia mine and Rosemont project and First Nations communities surrounding its Lalor and Reed mines;

•	no significant unanticipated challenges with stakeholders at Hudbay’s various projects;
•	no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;
•	no contests over title to Hudbay’s properties, including as a result of rights or claimed rights of aboriginal peoples;
•	the timing and possible outcome of pending litigation and no significant unanticipated litigation;
•	certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and
•	no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of Hudbay’s projects (including risks associated with the economics and permitting of the Rosemont project and related legal challenges), risks related to the maturing nature of Hudbay’s 777 mine and its impact on the related Flin Flon metallurgical complex, dependence on key personnel and employee and union relations, risks related to political or social unrest or change (including in relation to the Peruvian national elections), risks in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, planned infrastructure improvements in Peru (including the expansion of the port in Matarani) not being completed on schedule or as planned, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of the company’s reserves, volatile financial markets that may affect Hudbay’s ability to obtain additional financing on acceptable terms, the permitting and development of the Rosemont project not occurring as planned, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the company’s ability to comply with its pension and other post-retirement obligations, Hudbay’s ability to abide by the covenants in its debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in the company’s most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

TSX, NYSE – HBM
2016 No. 8

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

Information concerning Hudbay’s mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the Securities and Exchange Commission (the “SEC”) set forth in Industry Guide 7. Under the SEC's Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on May 10, 2014. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves.

About Hudbay

Hudbay (TSX, NYSE: HBM) is an integrated mining company producing copper concentrate (containing copper, gold and silver) and zinc metal. With assets in North and South America, the company is focused on the discovery, production and marketing of base and precious metals. Through its subsidiaries, Hudbay owns four polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru) and a copper project in Arizona (United States). The company’s growth strategy is focused on the exploration and development of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay’s vision is to become a top-tier operator of long-life, low cost mines in the Americas. Hudbay’s mission is to create sustainable value through the acquisition, development and operation of high-quality and growing long-life deposits in mining-friendly jurisdictions. The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Hudbay also has warrants listed under the symbol “HBM.WT” on the Toronto Stock Exchange and “HBM/WS” on the New York Stock Exchange.

For further information, please contact:

Candace Brûlé
Director, Investor Relations
(416) 814-4387
candace.brule@hudbayminerals.com